UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Compugen Ltd.

On February 25, 2021, Compugen Ltd. (the “Company”) issued a press release announcing a data update from the Company’s COM701 Phase 1 clinical trial, a copy of which is furnished as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in the first, fourth, fifth, sixth and seventh paragraphs and the section titled “Forward-Looking Statement” in the Press Release attached as Exhibit 99.1 is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-240183.

On February 25, 2021, the Company also issued a press release reporting the Company’s fourth quarter and full year 2020 results, a copy of which is furnished as Exhibit 99.2 to this Report on Form 6-K.

The information included in this Report on Form 6-K (including Exhibit 99.2 hereto) that is furnished shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. In addition, the information included in this Report on Form 6-K (including Exhibit 99.2 hereto) that is furnished shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference into such filing.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Press Release Dated February 25, 2021 – “Compugen Announces Data Update from COM701 Phase 1 Clinical Trial.”
99.2	Press Release Dated February 25, 2021 – “Compugen Reports Fourth Quarter and Full Year 2020 Results.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: February 25, 2021	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel